VIRALYTICS LTD
ONCOLYTIC VIRUSES

8 March 2010



SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

3/16

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia


VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX and Media Release

Viralytics receives approval to increase CAVATAK™ dosage in Head and Neck cancer trial

---

18 December 2009, Sydney: Viralytics Limited (ASX: VLA, OTC: VRACY):

Viralytics is pleased to announce that all patients in the first group of its Head and Neck Cancer Phase I trial (three patients) have completed treatment. Each patient received a single intratumoral injection of CAVATAK™.

Following review of the clinical data from this first group of patients by an independent Safety Committee, **Viralytics has been given approval to progress to the second stage of the trial which involve patients receiving three intratumoral injections of CAVATAK™.**

After the completion of the second group of patients, there remains one group of patients to be recruited to complete the trial. This third group will receive six intratumoral injections of CAVATAK™.

The current Phase I study is primarily designed to assess the safety and efficacy of CAVATAK™ with an increasing number of treatments. Data from the study addressing patient tolerance and anti-tumour activity of CAVATAK™ is designed to provide information for the preparation of a Phase II study.

The trial is being undertaken in three major Australian hospitals:

- Calvary Mater Newcastle, with Principal Investigator Professor Stephen Ackland;
- Fremantle Hospital with Principal Investigator Dr Phillip Claringbold;
- Royal Adelaide Hospital with Principal Investigator Dr Anne Taylor.

Further details of the trial are available at the following link:

http://clinicaltrials.gov/ct2/show/NCT00832559?term=viralytics&rank=3

Overall, CAVATAK™ continues to be well tolerated by late stage cancer patients participating in Viralytics Phase I clinical trial program.

Enquiries
Bryan Dulhunty
Managing director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

About Viralytics Ltd

Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX and Media Release

Australian patent granted for Echovirus family

7th January 2010, Sydney: Viralytics Limited (ASX: VLA, OTC: VRACY)

Viralytics is pleased to announce that it has been granted an Australian patent covering the use of Echoviruses for the treatment of all cancers bearing expression of the integrin $\alpha_2\beta_1$.

Professor Darren Shafren (Chief Scientist Officer and inventor of the technology) said, "Numerous cancers, in particular OVARIAN AND GASTRIC CANCERS, have elevated surface levels of integrin $\alpha_2\beta_1$. The presence of integrin $\alpha_2\beta_1$ allows our family of echoviruses to lock onto the surface of cancer cells, leading to rapid infection and cellular destruction."

This is a similar process to the company's lead candidate CAVATAK™ which uses an ICAM-1 receptor instead of the integrin $\alpha_2\beta_1$ to lock onto the surface of cancer cells" (see Figure below).


Echovirus type I
Integrin α2β1

This patent also covers the right to use EVATAK™ (The trademarked name of Viralytics' proprietary formulation of the Echovirus Type 1) in conjunction with other oncolytic viruses such as the Company's lead product CAVATAK™.

The Company has received granted patents for this family of viruses from the USA, India, South Africa and Singapore.

Enquiries
Bryan Dulhunty
Managing director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876

E: bryan.dulhunty@viralytics.com

About Viralytics Ltd
Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.


VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

The Manager
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

13 January 2010

Dear Sir

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

On 12 January 2010, Viralytics Ltd (ASX:VLA) issued 1,740,506 fully paid ordinary shares upon partial conversion of a Convertible Note (Shares).

VLA hereby gives notice under section 708A(5)(e) of the Corporations Act (Act) that:

1. VLA issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2. As at 12 January 2010 VLA has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to VLA; and
   b. section 674 of the Act; and

3. As at 12 January 2010 there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Yours sincerely

Sarah Prince
Company Secretary
Viralytics Ltd

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351


VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement
13 January 2010

PARTIAL CONVERSION OF CONVERTIBLE NOTE and EXERCISE OF OPTIONS

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that La Jolla Cove Investors, Inc have converted A$55,000 (US$51,200) of their Convertible Note into 1,740,506 fully paid ordinary shares.

The facility consists of four $US1,500,000 convertible notes.

A total of A$1,460,222 (US$ 1,250,000) has been draw down under this facility. With this, the fourteenth conversion notice, a total of $1,100,500 (US$979,199) of the convertible note has been converted into ordinary shares. The convertible note outstanding is A$290,903 ($US270,802)

In addition, 281,000 fully paid ordinary shares have been issued upon exercise of 281,000 of the Company's Listed Options. The options were issued under the 2009 Options Rights Issue with an exercise price of $0.03 each, expiring 29 June 2010.

An Appendix 3B in relation to the above is attached.

Enquiries

Sarah Prince
Company Secretary
Viralytics Ltd
T: 02 8280 7497

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Fully paid ordinary shares 2. Fully paid ordinary shares 3. Fully paid ordinary shares 4. Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 1,740,506 2. 225,000 3. 35,000 4. 21,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares 2. Fully paid ordinary shares 3. Fully paid ordinary shares 4. Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. Yes 2. Yes 3. Yes 4. Yes
5	Issue price or consideration	1. $55,000.00 in total 2. $6,750.00 in total 3. $1,050.00 in total 4. $630.00 in total
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Issued on partial conversion of the Convertible Note between the Company and La Jolla Cove Investors, Inc as announced to the market on 12 June 2009. 2. Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010. 3. Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010. 4. Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 12 January 2010 2. 11 January 2010 3. 12 January 2010 4. 13 January 2010

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	349,204,261 91,081,804	Ordinary shares fully paid Listed Options (expiring 29 June 2010, exercise price $0.03)
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,950,000 20,000 1	Unlisted Options Unlisted employee share scheme options Convertible Note (Original value US$1.5M, US$1,250,000 drawn down and US$979,199 converted. Balance of Convertible Note drawn down is US$270,801.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if	N/A

+ See chapter 19 for defined terms.

	applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 January 2010
Company Secretary

Print name: Sarah Prince

== == == == ==


VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX and Media Release

Melanoma Phase I Clinical Trial Report Completed

19th January 2010, Sydney: Viralytics Limited (ASX: VLA, OTC: VRACY):

Viralytics is pleased to announce the report of its Phase I late stage melanoma trial of CAVATAK™ has been completed.

The Primary safety objective of this trial was to assess the safety and tolerability of two doses of CAVATAK™ when injected directly to a single tumour. The trial was successful with all patients tolerating the treatment and none of them exhibiting any product related serious adverse events.

The Secondary objective of the trial also monitored the injected tumour and other distant tumours for signs of CAVATAK™ activity against actively progressing metastatic melanoma. Injected tumours of one third of patients reduced in size, while the injected tumours of a further 22% of patients remained stable.

Measurement of other distant tumours in the patients showed that the overall disease was stabilized in two of the patients. It should be noted that as this trial was a safety trial the Company was only allowed to inject a single tumour. This restriction will not apply in Phase II trials.

All patients in the trial had late stage disease and had previously failed or rejected standard therapies.

The Principle Investigator for the study, Dr Mark Smithers from the Princess Alexandra Hospital, Brisbane said "A successful completion to this study was very important. We have now established a safety profile that allows the product to advance to Phase II efficacy evaluation. CAVATAK™ offers to be an exciting alternative in the attempt to establish successful immune therapy of Melanoma. Immune therapy, I believe, will play a significant role in the future treatment of this disease."

The study conclusions also support the progress of development to Phase II where repeated dosing over a longer period of time would be used to establish the efficacy of CAVATAK™ in effectively treating Melanoma.

The formal conclusions drawn in the study report were as follows:

- All patients adequately tolerated the multiple single tumour injections up to a final dose of 2×10^9 $TCID_{50}$. There were no serious adverse events deemed to be probably, or highly probably, related to study drug.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

- Five of nine (55.55 %) patients experienced reductions in injected tumour volume or tumour stabilisation following multiple single tumour injections with CAVATAK™.
- The findings of potential anti-tumour activity and patient tolerability of intratumoural delivered CAVATAK™, provide a solid foundation for Phase II investigations employing a multi-dose administration schedule to further study the efficacy and safety of CAVATAK™ in patients with late stage melanoma and other advanced solid cancers.

Viralytics will use this report as a core source of data in the generation of its US FDA Investigational New Drug (IND) filing. The Company has chosen to conduct its planned Phase II melanoma trial under an IND filing, as a clinical trial conducted under an IND filing adds significantly greater value in future licensing agreements than a trial undertaken below this regulatory standard.

Viralytics will file an IND in two steps. The Company will hold a pre-IND meeting with the FDA allowing the FDA to review and comment on the Csompany's substantial clinical, manufacturing and toxicology data. Following this meeting and the provision of additional data (if requested), an IND filing will be lodged with the FDA. It is expected the pre-IND meeting will be held in the first quarter of 2010.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

About Viralytics Ltd

Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.


VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

The Manager
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

21 January 2010

Dear Sir

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

On 20 January 2010, Viralytics Ltd (ASX:VLA) issued 14,025,399 fully paid ordinary shares upon partial conversion of a Convertible Note (Shares).

VLA hereby gives notice under section 708A(5)(e) of the Corporations Act (Act) that:

1. VLA issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2. As at 20 January 2010 VLA has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to VLA; and
   b. section 674 of the Act; and

3. As at 20 January 2010 there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Yours sincerely

Sarah Prince
Company Secretary
Viralytics Ltd

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351


VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement
21 January 2010

CONVERSION OF THE 1ST $1.5m CONVERTIBLE NOTE AND AGREEMENT TO ENTER INTO THE SECOND OF FOUR $1.5M CONVERTIBLE NOTES

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that La Jolla Cove Investors, Inc (LJCI) have now fully funded the first of four $1.5m convertible notes.

LJCI have at the same time lodged conversion notices to convert the full remaining balance of this convertible note into ordinary shares. As a result Viralytics have converted A$563,821 (US$520,802) of their Convertible Note into 14,025,399 fully paid ordinary shares. An Appendix 3B in relation to the above issue of shares is attached.

LJCI have also advised they wish to enter into the second of the 4 $US1.5m convertible notes. Subject to a number of minor administrative matters this note is expected to be signed shortly. LJCI have advised they expect to fund this note at a higher rate than the previously agreed $US250k per month.

This higher rate of funding will be beneficial to the Company as it will allow the Company to shorten the time to when the Company will be able to lodge Investigational New Drug application in the USA.

Enquiries

Sarah Prince
Company Secretary
Viralytics Ltd
T: 02 8280 7497

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,025,399
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$563,821.00 in total
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on partial conversion of the Convertible Note between the Company and La Jolla Cove Investors, Inc as announced to the market on 12 June 2009.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 January 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	363,229,660	Ordinary shares fully paid
		91,081,804	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,950,000 20,000	Unlisted Options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 January 2010
Company Secretary

Print name: Sarah Prince

== == == == ==


VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

The Manager
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

28 January 2010

Dear Sir

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

On 27 January 2010, Viralytics Ltd (ASX:VLA) issued 4,729,730 fully paid ordinary shares upon partial conversion of a Convertible Note (Shares).

VLA hereby gives notice under section 708A(5)(e) of the Corporations Act (Act) that:

1. VLA issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2. As at 27 January 2010 VLA has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to VLA; and
   b. section 674 of the Act; and

3. As at 27 January 2010 there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Yours sincerely

Sarah Prince
Company Secretary
Viralytics Ltd

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351


VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement
28 January 2010

ISSUE OF SECOND CONVERTIBLE NOTE, PARTIAL CONVERSION OF CONVERTIBLE NOTE and EXERCISE OF OPTIONS

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that the Company has issued a second $US1,500,000 Convertible Note to La Jolla Cove Investors, Inc and the Company has drawn down US$500,000 under the note, bringing the total drawn down this month under the convertible note facility to US$750,000.

La Jolla Cove Investors, Inc have converted A$280,000 (US$253,932) of the second Convertible Note into 4,729,730 fully paid ordinary shares. This is the first conversion under the second convertible note. The convertible note outstanding is A$266,806 ($US246,047)

In addition, 1,370,318 fully paid ordinary shares have been issued upon exercise of 1,370,318 of the Company's Listed Options. The options were issued under the 2009 Options Rights Issue with an exercise price of $0.03 each, expiring 29 June 2010.

An Appendix 3B in relation to the above is attached.

Enquiries

Sarah Prince
Company Secretary
Viralytics Ltd
T: 02 8280 7497

Further information regarding the Company is available on our website: www.viralytics.com

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Convertible Note 2. Ordinary fully paid shares issued on part conversion of the Convertible Note set out in item 1 3. Ordinary fully paid shares issued on conversion of listed options 4. Ordinary fully paid shares issued on conversion of listed options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 1 Convertible Note (as 2 of possible 4 Convertible Notes under Convertible Note Facility) 2. 4,729,730 3. 751,000 4. 619,318

+ See chapter 19 for defined terms.

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Please see ASX Announcements dated 12 June 2009, 15 July 2009 and 21 January 2010, in summary: • the Convertible Note Facility with La Jolla Cove Investors, Inc. comprises up to four (4) US$1.5million Convertible Notes, each with a duration of 2 years from the first drawdown of the relevant convertible note; • funds will be drawdown by VLA at the discretion of La Jolla and the Company but it is expected to be at least US$250,000 per month; • the notes bear interest payable to the holder at an interest rate of 4.75% (calculated on the outstanding principal amount); • the Convertible Notes must be repaid upon maturity unless converted to ordinary shares within the terms of the Convertible Notes. The Convertible Notes can be converted at the election of the holder (or upon default triggers) at the lesser of AU$0.50 per share or an 18% discount to the value weighted average price calculated at conversion; • the level of funding potentially available is subject to ongoing compliance with applicable terms and conditions; and • Shareholder approval was received on 14 August 2009 to La Jolla to acquire a relevant interest in the Company's shares of greater than 20% through the conversion of the notes into shares. 2. Fully paid ordinary shares 3. Fully paid ordinary shares 4. Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. The Convertible Note is unsecured. It will rank ahead of ordinary shares for payment of distributions out of VLA's profits (if any). On a winding up of VLA, the Convertible Note will rank after the claims of creditors (other than creditors expressed to rank equally with or junior to the Convertible Note (if any)) but ahead of ordinary shareholders. 2. Yes 3. Yes 4. Yes
5	Issue price or consideration	1. US$1.5 million per Convertible Note 2. A$280,000 (in total) 3. A$22,530 (in total) 4. A$18,579.54 (in total)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. The proceeds of the issue will be used to progress VLA's clinical trial and research program. 2. Issued on partial conversion of the Convertible Note between the Company and La Jolla Cove Investors, Inc as announced to the market on 12 June 2009. 3. Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010. 4. Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 27 January 2010 2. 27 January 2010 3. 22 January 2010 4. 28 January 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	369,329,708	Ordinary shares fully paid
		89,711,486	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,950,000 20,000 1	Unlisted Options Unlisted employee share scheme options Convertible Note (Original value US$1.5M, US$500,000 drawn down and US$253,932 converted. Balance of Convertible Note drawn down is US$246,068.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as policy on all existing quoted ordinary shares. The Convertible Note will rank ahead of ordinary shares for payment of distributions out of VLA's profits (if any).

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A.
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their	N/A

	entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 [+]Quotation of our additional [+]securities is in ASX's absolute discretion. ASX may quote the [+]securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the [+]securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those [+]securities should not be granted [+]quotation.

- An offer of the [+]securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any [+]securities to be quoted and that no-one has any right to return any [+]securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the [+]securities be quoted.

- If we are a trust, we warrant that no person has the right to return the [+]securities to be quoted under section 1019B of the Corporations Act at the time that we request that the [+]securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before [+]quotation of the [+]securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 January 2010
(Company Secretary)

Print name: Sarah Prince

== == == == ==

4031469v1/S3

+ See chapter 19 for defined terms.


VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX and Media Release

December 2009 quarterly cash report - Appendix 4c

29th January 2010, Sydney: Viralytics Limited (ASX: VLA, OTC: VRACY): Following is the December 2009 quarterly cash report.

Subsequent to 31 December 2009, the Company has drawn down a further $US750,000 ($A819,306) under its convertible note facility with La Jolla Cove Investors, Inc. as previously announced to the market.

$US4m remains available to be drawn down under the convertible note facility, providing the terms and conditions of the facility continue to be met.

In addition, subsequent to 31 December 2009, the Company has received $A46,435 from investors converting their listed (VLAO) 3 cent options which expire on 29th June 2009 into fully paid ordinary shares.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

About Viralytics Ltd

Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Viralytics Limited

ABN	Quarter ended ("current quarter")
12 010 657 351	31 December 2009

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(203)	(381)
		(b) consultants	(4)	(10)
		(c) research and development	(225)	(595)
		(d) leased assets	-	-
		(e) other working capital	(197)	(460)
		(f) intellectual property/patent costs	(60)	(85)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		4	10
1.5	Interest and other costs of finance paid		(5)	(12)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material) R&D Tax Refund		-	-
	Net operating cash flows		**(690)**	**(1,533)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(690)**	**(1,533)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(1)	(4)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a)businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e)other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(1)**	**(4)**
1.14	**Total operating and investing cash flows**	**(691)**	**(1,537)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	5	35
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other – Convertible Note Drawdown – refer to notes under financing facilities section below	537	1,153
	Other – Cost of Fund Raising	4	(110)
	Net financing cash flows	**546**	**1,078**
	Net increase (decrease) in cash held	**(145)**	**(459)**
1.21	Cash at beginning of quarter/year to date	997	1,311
1.22	Exchange rate adjustments	-	-
1.23	**Cash at end of quarter**	**852**	**852**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	116
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Convertible Note (1)	$US6m (SA6.7)	$US2m (SA2.2)
3.2	Credit standby arrangements	-	-

(1) In June 2009 the Company entered into a convertible note facility with La Jolla Cove Investors Inc. (LJCI) which provided for a maximum investment of USD$6.0 million over 2 years, estimating a monthly drawdown rate of USD$250,000 (4 $US1.5m notes).

At the date of this report the first note was fully drawn down, the second note had been entered into and $US500k had been drawn down from the second note. This leaves a remaining facility of $US4m ($A4.5m).

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	852	997
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	852	997

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Original Signed..Date 29 January 2009

(Director)

Print name: Bryan Dulhunty..


VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

The Manager
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

5 February 2010

Dear Sir

CHANGE OF SYDNEY OFFICE ADDRESS

Due to the Company's decision to base all research and clinical staff at its Newcastle facilities, the Sydney-based administrative officers of Viralytics Limited (ASX:VLA) are relocating to smaller premises. The relocation will save the Company approximately $30,000 per annum which will allow these funds to be put towards the Company's clinical trial and research operations.

Pursuant to Listing Rule 3.14, the Company advises that effective Monday, 8 February 2010 the principal place of business of the Company will be:

Suite 1B
55-63 Grandview Street
Pymble NSW 2073

The Company's phone number and facsimile number will also change on that date:

Phone: +61 2 9988 4000
Fax: +61 2 9988 0999

Please note that the Company's postal address and registered address remain unchanged.

Yours sincerely

Sarah Prince
Company Secretary
Viralytics Ltd

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351


VIRALYTICS LTD
ONCOLYTIC VIRUSES

ASX Announcement
10 February 2010

PARTIAL CONVERSION OF CONVERTIBLE NOTE

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that La Jolla Cove Investors, Inc have converted A$284,078 (US$246,068) of their Convertible Note into 5,943,046 fully paid ordinary shares.

La Jolla Cove Investors, Inc have converted A$564,078 (US$500,000) of the second Convertible Note into fully paid ordinary shares. This is the second conversion under the second convertible note. There is currently nil outstanding under the convertible note.

An Appendix 3B in relation to the above is attached.

Enquiries

Sarah Prince
Company Secretary
Viralytics Ltd
T: 02 8280 7497

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,943,046
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$284,078 (in total)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on partial conversion of the Convertible Note between the Company and La Jolla Cove Investors, Inc as announced to the market on 12 June 2009.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 February 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
375,272,754	Ordinary shares fully paid
89,711,486	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,950,000 20,000 1	Unlisted Options Unlisted employee share scheme options Convertible Note (Original value US$1.5M, US$500,000 drawn down and US$500,000 converted. Balance of Convertible Note drawn down is US$0.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as policy on all existing quoted ordinary shares. The Convertible Note will rank ahead of ordinary shares for payment of distributions out of VLA's profits (if any).

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A.
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their	N/A

+ See chapter 19 for defined terms.

	entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10 February 2010
(Company Secretary)

Print name: Sarah Prince

== == == == ==

4031469v1/S3

+ See chapter 19 for defined terms.


VIRALYTICS LTD
ONCOLYTIC VIRUSES

The Manager
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

10 February 2010

Dear Sir

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

On 9 February 2010, Viralytics Ltd (ASX:VLA) issued 5,943,046 fully paid ordinary shares upon partial conversion of a Convertible Note (Shares).

VLA hereby gives notice under section 708A(5)(e) of the Corporations Act (Act) that:

1. VLA issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2. As at 9 February 2010 VLA has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to VLA; and
   b. section 674 of the Act; and

3. As at 9 February 2010 there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Yours sincerely

Sarah Prince
Company Secretary
Viralytics Ltd

Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351


VIRALYTICS LTD
ONCOLYTIC VIRUSES

ASX Announcement
17 February 2010

EXERCISE OF OPTIONS

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that the Company has drawn down US$250,000 from the Company's convertible note facility with La Jolla Cove Investors, Inc. La Jolla Cove Investors, Inc have converted A$564,078 (US$500,000) of the second Convertible Note into fully paid ordinary shares. There is currently US$250,000 outstanding under the convertible note.

In addition, 628,500 fully paid ordinary shares have been issued upon exercise of 628,500 of the Company's Listed Options. The options were issued under the 2009 Options Rights Issue with an exercise price of $0.03 each, expiring 29 June 2010.

An Appendix 3B in relation to the above is attached.

Enquiries

Sarah Prince
Company Secretary
Viralytics Ltd
T: 02 8280 7497

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	628,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$18,855 (in total)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 February 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	375,901,254	Ordinary shares fully paid
		89,082,986	Listed Options (expiring 29 June 2010, exercise price $0.03)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,950,000 20,000 1	Unlisted Options Unlisted employee share scheme options Convertible Note (Original value US$1.5M, US$750,000 drawn down and US$500,000 converted. Balance of Convertible Note drawn down is US$250,000.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as policy on all existing quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A.
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a	N/A

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 February 2010
(Company Secretary)

Print name: Sarah Prince

== == == == ==

4031469v1/S3

VIRALYTICS LTD

ABN 12 010 657 351

APPENDIX 4D

Preliminary Half Year Report

Six months ended 31 December 2009 (current period)
and the six months ended 31 December 2008 (previous corresponding period)

Results for announcement to the market

			$A'000
Revenue from ordinary activities	Down 804%	to	10
(Loss) from ordinary activities after tax attributable to members	Up 5%	to	(2,272)
(Loss) for the period attributable to members	Up 5%	to	(2,272)

	Current Period	Previous Corresponding Period
Net tangible asset backing per ordinary security	$0.002	$0.009
Basic (Loss) cents per share	(0.7 cents)	(0.8 cents)

An explanation of the result of the current period is set out in the Directors' Report contained in the attached audit reviewed half year Financial Report.

Full financial details of the Company are also contained in the attached half year Financial Report.

This information should be read in conjunction with the annual financial report of Viralytics Limited as at 30 June 2009.

Dividends: it is not proposed that any dividends will be paid. No dividends were paid in the previous corresponding period.

Viralytics Limited

ABN 12 010 657 351

HALF-YEAR FINANCIAL REPORT

31 DECEMBER 2009

Corporate Information

Directors

Mr Paul Hopper	Non-Executive Chairman
Dr Phillip Altman	Non-Executive Director
Mr Peter Molloy	Non-Executive Director
Mr Bryan Dulhunty	Managing Director and CEO

Company Secretary

Ms Sarah Prince

Principal Place of Business

Suite 1B, Level 2
55-63 Grandview Street
Pymble NSW 2073

Registered Office

McCullough Robertson
Level 11, 66 Eagle Street
Brisbane QLD 4001

Auditors

Bentleys Chartered Accountants
Level 26, AMP Place, 10 Eagle Street
Brisbane QLD 4000

Share Registry & Register

Link Market Services Ltd
Level 15, ANZ Building
324 Queen Street
Brisbane QLD 4000
Ph: (02) 8280 7454

Web site

www.viralytics.com

Contact Information

Ph: (02) 9988 4000
Fax: (02) 9988 0999
Email: investorrelations@viralytics.com

Directors' Report

Your directors submit their report on the Company for the half-year ended 31 December 2009.

DIRECTORS

The names of the directors of the Company in office during the reporting period were:

Mr Paul Hopper	Non-Executive Chairman
Dr Phillip Altman	Non-Executive Director
Mr Peter Molloy	Non-Executive Director
Mr. Bryan Dulhunty	Managing Director and CEO

RESULTS AND DIVIDENDS

The loss after tax of the company for the half-year was $2,272,154 (prior period loss of $2,155,317).

No dividend was proposed or paid.

REVIEW OF OPERATIONS

- CLINICAL TRIALS

Phase II Melanoma trial – Following the successful completion of the Company's Phase I Melanoma trial (see discussion of this trial below) the Company is focused on lodging an Investigational New Drug (IND) application with the Food and Drug Administration (FDA) which will permit the Company to carry out a Phase II melanoma trial in the USA.

The Company will submit extensive documentation to the FDA in an IND application which collates the complete history of CAVATAK™ research, production, pre-clinical and clinical testing. Measures taken by the Company to succeed with the application include the recruitment of a US regulatory consulting firm and a pre-IND meeting with the FDA to discuss the application before its lodgement.

A request to hold the pre-IND meeting will be submitted by the Company in the first quarter of 2010. The pre-IND meeting is then expected to occur in the second quarter of 2010. The pre-IND meeting is a collaborative meeting where the FDA provides to the Company advice on any concerns the FDA has with the drug development program and where they would like to see it strengthened. Following consideration of this advice and the generation of more data (if required) the Company is able to lodge an IND application. Following this final review, and with no objections from the FDA, the Company is able to proceed with Phase II trials in the USA.

Phase I Melanoma intratumoral trial - In November 2009 the Company released the draft results of its Phase I intratumoral trial in late stage melanoma patients. This trial was to assess the safety and tolerability of two doses of CAVATAK™ when injected directly into a single tumour. The trial was successfully completed with the treatment being well tolerated and none of the patients exhibiting any product related serious adverse events.

Directors' Report continued

The secondary objective of the trial was to monitor injected tumours and other distant tumours for CAVATAK™ activity. Injected tumours of 33% of patients reduced in size, while the injected tumours of a further 22% of patients remained stable. Measurement of other distant tumours in the patients showed that the overall disease was stabilised in two of the patients. All patients in this trial had late stage disease and had previously failed or rejected standard therapies.

The study conclusions support the progress of development to Phase II trials where repeated dosing over a longer period of time will be used to establish the efficacy of CAVATAK™ in effectively treating Melanoma.

The final study report was signed off on 19 January 2010.

Phase I Head and Neck intratumoral trial – Treatment of first group of three patients was successfully completed during the period under review. Following a Data Safety Committee review, permission was given to administer CAVATAK™ to the next group of patients who will receive a higher level of dosing. Recruitment has been accelerated by the addition of three new sites to the trial. The Company now has six patients to recruit and four hospitals in three states recruiting patients.

Phase I Breast, Prostate and Melanoma intravenous trial – Approval to simplify this study was previously obtained and application made and approved to open a second trial site was made during the period under review. Three patients have been treated in the trial and, subsequent to the protocol amendment six patients are required to complete the study. The next group of two patients will receive a dose fifty times previously administered and the final two groups of 2twopatients each will receive ten fold increases of CAVATAK™. Approval of the second site now provides two sites in two states recruiting patients for this study.

- **MANUFACTURE**

The production of the Company's first batch of GMP grade CAVATAK™ is under development at an independent USA based specialist facility. At the date of review, the last development process prior to the initiation of the GMP production run was being finalised. If this developmental process generates the yields of CAVATAK™ as expected, the Company will commence the production of its first batch of GMP product.

- **INTELLECTUAL PROPERTY**

While a number of patents were granted in minor international jurisdictions, many ongoing patent applications continue through the examination process of different countries throughout the world.

Research and development activities are under constant review to potentially enable additional patent applications to be lodged, which if successful may extend the existing patent life of our oncolytic virus products.

In previous periods the Company has received broad patent protection in Europe and USA for is CAVATAK™ and in the USA for EVATAK™.

Directors' Report continued

- INVESTMENTS

CBio Ltd

CBio is developing the product CPN10 for the potential treatment of a range of inflammatory diseases and is currently undertaking a 150 patient Phase II trial which CBio hopes will lead to commercialisation of the product.

Viralytics holds 1.2m shares in CBio Ltd which are carried in its books at 44 cents per share. In February 2010 CBio listed on the Australian Securities Exchange with a listing price of $1. However on commencement of quotation CBio shares traded at a low of 38.5 cents per share and a high of 50 cents per share.

It has always been the stated aim of the Company to dispose of this historical investment. It is expected that by 30 June 2010 this investment will have been sold. For further information please refer to the CBio website www.cbio.com.au

- CASH MANAGEMENT and FUNDING

The cash position of the Company has improved substantially in the past 12 months. The Company has historically struggled to appropriately fund the projects under development. However, this position has changed significantly in the past 8 months.

Options Rights Issue – On 3 July 2009 the Company issued 92.2m listed options (VLAO) at 1 cent per option. These options have an exercise price of 3 cents and expire on 29 June 2010.

The issue of these options raised $922k. If all of these options were exercised, they could raise a further $2.8m. Currently, these options are well in the money with shares trading around the 6 cent level.

Convertible Note facility - The Company entered into a 2 year $US6m convertible note facility in June 2009. The first drawdown of $US250k under this facility occurred in June 2009. In the period under review a further $US1m was drawn down under this facility. Of the total drawdown under this facility as at 31 December 2009 $US928k had been converted into ordinary shares in accordance with the terms of the Convertible note facility.

Subsequent to 31 December 2009 a further $US1m has also been drawn down bringing the total drawdown under this facility at the date of this report to $2.25m.

Sale of Investment – CBio. By 30 June 2010 the Company expects to realise approximately $500k from the sale of its investment in CBio Ltd.

Cash Outflow - Cash flow in the period under review was $1.5m compared with $1.8m in the prior corresponding period. Management continues to focus on the management of its cash.

Directors' Report continued

Auditor's Independence Declaration

A statement of independence has been provided by our auditors, Bentleys, Chartered Accountants and is included at page 21.

Signed in accordance with a resolution of directors



Mr Bryan Dulhunty
Managing Director
Sydney

Date 26 February 2010

Condensed Statement of Comprehensive Income

for the half-year ended 31 December 2009

	December 2009 $	December 2008 $
Interest Income from third parties	9,588	60,225
Research, Development and Clinical Development	(843,459)	(1,011,742)
Staff Costs	(446,374)	(440,840)
Other expenses	(486,680)	(410,806)
Intellectual property	(70,161)	(88,197)
Interest and other costs of finance paid	(12,253)	(3,008)
Convertible Note present value of interest realised on early conversion of convertible note	(160,407)	-
Unrealised currency gain	1,784	-
Amortisation of intangibles	(195,156)	(191,178)
Depreciation expense	(69,036)	(69,771)
Total Expenses	(2,281,742)	(2,215,542)
(Loss) from ordinary activities before income tax	(2,272,154)	(2,155,317)
Income tax expense	-	-
(Loss) from ordinary activities after income tax	(2,272,154)	(2,155,317)
Other comprehensive income	-	-
Total Comprehensive Income	(2,272,154)	(2,155,317)
Basic earnings/(loss) per share (cents per share)	(0.7 cents)	(0.8 cents)
Diluted earnings/(loss) per share (cents per share)	(0.7 cents)	(0.8 cents)

The accompanying notes form part of these financial statements.

Statement of Financial Position

as at 31 December 2009

	Notes	December 2009 $	June 2009 $
ASSETS			
Current Assets			
Cash and cash equivalents		851,682	1,311,151
Trade and other receivables	2	131,124	132,838
Financial Assets	4	528,000	-
Total Current Assets		1,510,806	1,443,989
Non-Current Assets			
Plant and equipment	3	108,472	176,023
Financial Assets	4	-	528,000
Investments accounted for using the equity method	5	-	-
Intangible assets	6	4,180,492	4,375,648
Security Deposit		16,500	16,500
Total Non-Current Assets		4,305,464	5,096,171
TOTAL ASSETS		5,816,270	6,540,160
LIABILITIES			
Current Liabilities			
Trade and other payables	7	674,615	471,312
Borrowings	8	317,988	261,822
Other Liabilities - Funds received for Options not yet exercised/issued		3,300	914,842
Total Current Liabilities		995,903	1,647,976
TOTAL LIABILITES		995,903	1,647,976
NET ASSETS		4,820,367	4,892,184
EQUITY			
Issued capital	9	44,934,627	43,708,847
Reserves		2,150,789	1,176,231
Accumulated losses		(42,265,049)	(39,992,894)
TOTAL EQUITY		4,820,367	4,892,184

The accompanying notes form part of these financial statements.

Condensed Statement of Changes in Equity

for the half-year ended 31 December 2009

	Notes	December 2009 $	December 2008 $
Share Capital			
Balance at beginning of the year		43,708,847	42,997,901
Issue of share capital		1,070,142	716,678
Convertible Note Equity Component		155,638	-
Cost of capital raising		-	(48,578)
Balance at 31 December 2009		44,934,627	43,666,001
Accumulated Losses			
Balance at beginning of the year		(39,992,895)	(35,407,451)
Loss for the period		(2,272,154)	(2,155,317)
Balance at 31 December 2009		(42,265,049)	(37,562,768)
Reserves			
Balance at beginning of the year		1,176,231	1,104,000
Share Option Reserve		921,842	-
Share based compensation expense		52,716	13,563
Balance at 31 December 2009		2,150,789	1,117,563

The accompanying notes form part of these financial statements.

Condensed Statement of Cash Flows

for the half-year ended 31 December 2009

	December 2009 $	December 2008 $
Cash flows from Operating Activities		
Research, Development and Clinical trials	(599,026)	(872,521)
Staff Costs	(381,034)	(444,437)
Other Working Capital	(467,034)	(441,453)
Intellectual Property/Patent Costs	(85,278)	(82,267)
Interest Received	9,588	60,225
Interest and other costs of Finance paid	(11,567)	(3,008)
Net cash provided by/(used in) operating activities	(1,534,351)	(1,783,461)
Cash flows from Investing Activities		
Purchase of Plant and equipment	(4,458)	(7,311)
Acquisition of Intellectual Property	-	(89,356)
Net cash provided (used in) investing activities	(4,458)	(96,667)
Cash flows from Financing Activities		
Proceeds – issue of shares and options	10,300	716,678
Convertible Note	1,154,843	-
Costs of fund raising	(85,803)	-
Net cash provided by financing activities	1,079,340	716,678
Net increase/(decrease) in cash held	(459,469)	(1,163,450)
Cash at beginning of the financial period	1,311,151	2,847,258
Cash at the end of the financial period	851,682	1,683,808

The accompanying notes form part of these financial statements

Notes to the financial statements

for the half-year ended 31 December 2009

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

This half-year financial report is a general-purpose interim financial report that has been prepared in accordance with Australian Accounting Standard AASB134 'Interim Financial Reporting', other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The half-year report does not include full disclosure of the type normally included in an annual financial report The half-year financial report should be read in conjunction with the Annual Financial Report of Viralytics Limited as at 30 June 2009. It is recommended that the half-year financial report be considered together with any public announcements made by Viralytics Limited during the half-year ended 31 December 2009 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Except as described below, the accounting policies applied by the Company in this half-year financial report are the same as those applied by the Company in the financial report as at and for the year ended 30 June 2009.

Accounting Standards not Previously Applied

The Company has adopted the following new and revised Australian Accounting Standards issued by the AASB which are mandatory to apply to the current interim period. Disclosures required by these Standards that are deemed material have been included in this financial report as they represent a significant change in information from that previously made available.

Presentation of Financial Statements

AASB 101 prescribes the contents and structure of the financial statements. Changes reflected in this financial report include:

- The replacement of the Income Statement with the Statement of Comprehensive Income. Items of income and expense not recognised in profit or loss are now disclosed as components of 'other comprehensive' income. In this regard, such items are no longer reflected as equity movements in the Statement of Changes in Equity;
- The adoption of the single statement approach to the presentation of the Statement of Comprehensive Income;
- Other financial statements are renamed in accordance with the Standard; and
- The presentation of a third Statement of Financial Position as at the beginning of a comparative financial year where relevant amounts have been affected by a retrospective change in accounting policy or material reclassification of items.

Operating Segments

From 1 January 2009, operating segments are identified and segment information disclosed on the basis of internal reports that are regularly provided to the Company's chief operating decision makers which, for the company, is the board of directors. In this regard, such information is provided using different measures to those used in preparing the Statement of Comprehensive Income and the Statement of Financial Position.

Notes to the financial statements

for the half-year ended 31 December 2009

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT continued

Business Combinations and Consolidation procedures

Revised AASB 3 is applicable prospectively from 1 July 2008. Due to the composition of the company, the revisions to this standard do not have a material affect on the financial statements of the company.

Revenue Recognition

Dividends received from a subsidiary, joint venture or associate shall be recognised as dividend revenue in the profit or loss irrespective of whether such dividends may have been paid out of pre-acquisition profits. Previously, such dividends were treated as a return of capital invested. Such dividends may be an indicator of impairment where the carrying amount of the investment exceeds the consolidated net assets relating to that investment where the dividend exceeds the total comprehensive income of the respective investee in the period the dividend is declared.

Going Concern

The financial report for the half-year ended 31 December 2009 is prepared on a going concern basis as the Company has access to a $US6m convertible note facility. If additional funding is needed the Company may be able to realise its investments or it may be able to raise additional funds from the equity markets.

The directors believe they have access to sufficient funds to satisfy creditors as and when they fall due.

However, if forecast costs and revenues are not met then the company may be unable to continue as a going concern. No adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the company not continue as a going concern.

a) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

b) Financial Instruments

Recognition

Financial Instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Notes to the financial statements

for the half-year ended 31 December 2009

2. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT continued

b) Financial Instruments continued

Financial Assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management and within the requirement of AASB139: 'Financial Instruments: Recognition and Measurement'. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Recognition

Financial Instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial Assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management and within the requirement of AASB139: 'Financial Instruments: Recognition and Measurement'. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Available-For-Sale Financial Assets

Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

c) Impairment of Assets

At each reporting date the Company reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Notes to the financial statements

for the half-year ended 31 December 2009

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT continued

c) Impairment of Assets continued

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

d) Plant and Equipment

Each class of plant and equipment is carried at cost less depreciation and impairment losses. The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their current values in determining recoverable amounts.

Depreciation is provided on a straight-line basis on all plant and equipment. The major depreciation periods are:

Computer Equipment:	2-3 years
Furniture & Fittings	5 years

The assets residual value and useful lives are reviewed and adjusted if appropriate at each balance sheet date.

An assets' carrying value is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposal are determined by comparing proceeds with the carrying amounts. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

e) Investments in Associates

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting where significant influence is exercised over an investee. Significant influence exists where the investor has the power to participate in the financial and operating policy decisions of the investees but does not have control or joint control over these policies.

f) Intangibles

Patents

Patents are recognised at the cost of acquisition. Patents have a finite life and are carried at cost less any accumulated amortisation and any impairment losses. Patents are amortised over their

Notes to the financial statements

for the half-year ended 31 December 2009

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT continued

f) Intangibles continued

useful lives of 20 years or less. Amounts incurred in acquiring and extending patents are expensed as incurred, except to the extent that such cost's are expected beyond any reasonable doubt to be recoverable.

Intellectual Property
Intellectual property has been brought to account at cost of acquisition. The technology was originally acquired under a two year licence in July 2004. In December 2006, the licensing agreement was terminated on the assignment of the intellectual property to the Company. Initial payments to acquire the licence were amortised over the period of the licence (2 years). Payments made on assignment of the Intellectual Property are being written off over the life of the shortest patent (14 years).

g) Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts that are expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of expected future cash outflows to be made for those benefits.

h) Provisions

Provisions are recognised when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

i) Revenue Recognition

Revenue from the sale of goods is recognised when goods are delivered to customers. Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets. Dividend revenue is recognised when the right to receive a dividend has been established. Revenue from the rendering of a service is recognised upon the delivery of services. All revenue is stated net of the amount of goods and services tax (GST).

j) Research and Development Expenditure

Amounts incurred on research and development activities are expensed as incurred, except to the extent that such cost's are expected beyond any reasonable doubt to be recoverable.

Notes to the financial statements

for the half-year ended 31 December 2009

1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT continued

k) Income Taxes

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except when it relates to items that may be credited directly to equity in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Company will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

l) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense.

Receivables and Payables in the balance sheet are shown inclusive of GST.

Cash flows are included in the Statement of Cash Flows on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

m) Comparative Figures

Where required by Accounting Standards comparative information has been adjusted to conform with changes in presentation for the current year.

Notes to the financial statements

for the half-year ended 31 December 2009

	December 2009 $	June 2009 $
2. RECEIVABLES – CURRENT		
GST Receivable	50,176	56,129
Prepayments	80,948	76,709
	131,124	**132,838**

	December 2009 $	June 2009 $
3. PLANT AND EQUIPMENT		
Plant and Equipment at cost	844,288	846,243
Accumulated depreciation	(735,816)	(670,220)
	108,472	**176,023**
Movements in Carrying Amounts		
Balance at beginning of period	176,023	313,118
Additions	1,485	2,451
Disposals at WDV	-	(127)
Depreciation expense	(69,036)	(139,419)
Balance at end of period	**108,472**	**176,023**

4. FINANCIAL ASSETS

Investment in unlisted entity at fair value	Current Asset (1)	Long Term Asset (1)
CBio Ltd		
- at fair value	528,000	1,200,000
- reduction in Fair Value	-	(672,000)
	528,000	528,000

1) The investment in CBio Ltd has been reclassified from a long term asset to a current asset as a result of the listing on the ASX of CBio Ltd in February 2010. It has been the stated objective of Viralytics to dispose of historical investments when appropriate. Subsequent to year end Viralytics has commenced the sale of this asset. It is expected the sale will be fully realised by 30 June 2010.

Notes to the financial statements

for the half-year ended 31 December 2009

	December 2009 $	June 2009 $
5. INVESTMENT IN EQUITY ACCOUNTED ASSOCIATES		
InJet Digital Aerosols Limited		
- Investment at Cost	630,000	630,000
- Share of net losses to extent of carrying value	(630,000)	(630,000)
Net Investment at End of Year	-	-

InJet Digital Aerosols Limited (IDAL) is a public unlisted Company incorporated in Australia. The Company owns 44.9% (previous period 44.9%).

6. INTANGIBLE ASSETS

	December 2009 $	June 2009 $
Virotherapy Intellectual property	8,605,532	8,605,532
Accumulated amortisation	(4,425,040)	(4,229,884)
	4,180,492	4,375,648

Movement in Intangibles

	December 2009 $	June 2009 $
Opening balance at beginning of period	4,375,648	4,667,174
Additions	-	94,732
Amortisation for the period	(195,156)	(386,258)
Net carrying value at end of period	4,180,492	4,375,648

7. TRADE AND OTHER PAYABLES

	December 2009 $	June 2009 $
Trade payables	406,325	125,351
Other unsecured	268,290	345,961
	674,615	471,312

8. BORROWINGS

	December 2009 $	June 2009 $
Convertible Note	317,988	261,822
	317,988	261,822

Notes to the financial statements

for the half-year ended 31 December 2009

	December 2009 $	June 2009 $
9. ISSUED CAPITAL		
Ordinary Shares – Issued and fully paid	44,934,627	43,708,847

	Number of shares on issue	$
Movements in ordinary shares on issue		
At 1 July 2009	302,138,460	43,708,847
Exercise of Options at 3 cents	821,415	24,642
Conversion of Convertible Note into shares	44,222,880	1,045,500
Convertible Note equity component	-	155,638
At 31 December 2009	347,182,755	44,934,627

Options – Number on issue	Number of options on issue Dec 2009	Number of options on issue June 2009
Listed Options		
Issued 3 July 2009 (Issue price 1 cent, exercise price 3 cents, expiry date 29 June 2010)	92,184,219	-
Exercised and converted to ordinary shares	(821,415)	-
Total unexercised options at end of period	91,362,804	-
Unlisted Options		
Unlisted option issued - Employee share plan	20,000	1,020,000
Other unlisted options	12,950,000	17,550,000
	12,970,000	18,570,000
Movements in Options		
Balance at the beginning of period	18,570,000	12,920,000
Unlisted Options issued	2,000,000	6,750,000
Unlisted Options that lapsed	(7,600,000)	(1,100,000)
Balance at end of period	12,970,000	18,570,000

Notes to the financial statements

for the half-year ended 31 December 2009

10. SEGMENT INFORMATION

In the current reporting period the Company operated only in Australia within the medical research and technology sector.

11. CONTINGENT LIABILITIES/GUARANTEE

In 2003 InJet Digital Aerosols Limited (IDAL) entered into a license agreement with Canon Inc. Canon Inc made an upfront payment of $US 1 million to IDAL for entering into this licensing agreement. At the time, Viralytics and Australian Technology Innovation Fund (ATIF) each owned 50% of IDAL. As a condition of entering into this licensing agreement Viralytics and ATIF each had to jointly and severally guarantee that they would repay Canon Inc the $US 1m if matters relating to the validity and ownership of the intellectual property transferred to Canon under the licensing agreement later proved not to be true.

Further Viralytics Ltd and ATIF jointly and severally guaranteed that IDAL would carry out the various contractual obligations required of IDAL by the license agreement. If these obligations were not met, Viralytics and ATIF could be sued for damages to Canon.

At the date of this report the Company is unaware of any breaches by IDAL of these conditions.

12. SUBSEQUENT EVENTS

There have not been any matters or circumstances that have arisen since the end of the period, that have significantly affected, or may significantly affect, the operations of the company, the results of those operations, or the state of affairs of the Company after the half-year period, except as stated below:

a) Listed Options – subsequent to 31 December 2009 2,279,818 options have been exercised, raising $68,395 and reducing listed options outstanding to 89,082,986.

b) Subsequent to 31 December 2009 an amount of $A1,182,900 (of the convertible note facility) was converted into ordinary shares in accordance with the terms of the Convertible Note facility. This resulted in the issue of 26.5m shares.

c) As a result of items a) and b) above the issued capital of the Company at the date of this report is 375,901,254 ordinary shares.

d) Investment – following the listing of CBio on the Australian Securities Exchange, Viralytics has commenced disposing of its investment. It is expected the entire investment will be sold prior to 30 June 2010.

e) Convertible Note Facility – subsequent to 31 December 2009 the Company has drawn down a further $US1m under the convertible note facility. This brings the total draw downs under this $US6m facility to $US 2.25m.

Directors' Declaration

The directors' of the Company declare that:

(1) the financial statements and notes, as set out on pages 6 to 19:

(a) comply with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations, and

(b) give a true and fair view of the company's financial position as at 31 December 2009 and the performance for the half-year ended on that date.

(2) subject to the comments in Note 1 regarding going concern, in the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.



Mr Bryan Dulhunty
Managing Director

Sydney
Date: 26 February 2010

AUDITOR'S INDEPENDENCE DECLARATION

VIRALYTICS LIMITED

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

TO THE DIRECTORS OF VIRALYTICS LIMITED

I declare that, to the best of my knowledge and belief, during the half-year ended 31 December 2009 there have been:

(a) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

Bentleys
Brisbane Partnership

P M Power
Partner

Brisbane 26 February 2010


Bentleys
Thinking ahead

INDEPENDENT AUDITOR'S REVIEW REPORT

TO THE MEMBERS OF VIRALYTICS LTD

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report ("financial report") of Viralytics Ltd, which comprises the condensed statement of financial position as at 31 December 2009, and the condensed statement of comprehensive income, condensed statement of changes in equity, condensed statement of cash flows for the half-year ended on that date, accompanying explanatory notes to the financial statements including a statement of significant accounting policies and the directors' declaration of Viralytics Ltd.

Directors' Responsibility for the Half-Year Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 "Review of an Interim Financial Report Performed by the Independent Auditor of the Entity", in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the company's financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Viralytics Ltd, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.


Bentleys
Thinking ahead

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Viralytics Ltd is not in accordance with the *Corporations Act 2001* including:

a) giving a true and fair view of the company's financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualification to the conclusion expressed above, attention is drawn to the following matter. As explained in the going concern paragraph in note 1, the company's ongoing financial viability is dependent on it accessing and sourcing funds from the $US6 million convertible note facility. The company providing this facility is La Jolla Cove Investors Inc. (La Jolla Cove). Should La Jolla Cove be unable to provide the funds to the company, then there would be some uncertainty that Viralytics Limited could continue as a going concern in which case the company may be unable to realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report. No adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the company not continue as a going concern.

Bentleys
Brisbane Partnership

P M Power
Partner

Brisbane 26 February 2010


VIRALYTICS LTD
ONCOLYTIC VIRUSES

ASX Announcement
3 March 2010

EXERCISE OF OPTIONS & FUNDING RECEIVED

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that the Company has drawn down a further US$250,000 from the Company's convertible note facility with La Jolla Cove Investors, Inc. (La Jolla) bringing the total drawdown under the second convertible note to $US1,000,000.

As advised to the market on 10 February 2010, La Jolla has converted US$500,000 of the second Convertible Note into fully paid ordinary shares leaving US$500,000 outstanding under the convertible note.

In addition, 58,700 fully paid ordinary shares will be issued today upon exercise of 58,700 of the Company's Listed Options. The options were issued under the 2009 Options Rights Issue with an exercise price of $0.03 each, expiring 29 June 2010.

An Appendix 3B in relation to the above is attached.

Enquiries

Sarah Prince
Company Secretary
Viralytics Ltd
T: 02 8280 7497

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	58,700
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$1,761 (in total)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 March 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
375,959,954	Ordinary shares fully paid
89,024,286	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,950,000	Unlisted Options
		20,000	Unlisted employee share scheme options
		1	Convertible Note (Original value US$1.5M, US$1M drawn down and US$500,000 converted. Balance of Convertible Note drawn down is US$500,000.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A.
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their	N/A

+ See chapter 19 for defined terms.

	entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 March 2010
(Company Secretary)

Print name: Sarah Prince

== == == == ==

4031469v1/S3